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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan

                    (Address of principal executive offices)


                                -----------------


                       [Indicate by check mark whether the
                      registrant files or will file annual
                      reports under cover Form 20-F or Form
                                     40-F.]

                         Form 20-F __X__ Form 40-F _____



          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.]

                               Yes _____ No __X__



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 10, 2003

                                          MITSUBISHI TOKYO FINANCIAL GROUP, INC.


                                        By:   /S/  Atsushi Inamura
                                           ---------------------------
                                       Name:  Atsushi Inamura
                                       Title: Chief Manager, General Affairs
                                              Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.


     Support for HAZAMA CORPORATION and Eventual Possibility of Credit Loss

Tokyo, March 10, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that its subsidiary The Mitsubishi Trust and Banking Corporation (MTBC) has decided, at the request of HAZAMA CORPORATION (HAZAMA), to provide support to HAZAMA including the waiving of repayment of loans. As a result credit provided by MTBC to HAZAMA may not be repaid.

1. Outline of Hazama

   (1) Head office address:  5-8, Kita Aoyama 2-chome, Minato-ku, Tokyo, Japan
   (2) Representative:       Fumiya Yamato
   (3) Capital:              Japanese yen 24,253 million
   (4) Business:             Construction

2. Event

At the request of HAZAMA, MTBC has decided to provide support to HAZAMA including the waiving of repayment of loans.

3. Outstanding credit balance

   MTBC:         Japanese yen 78,464 million*
   *Please note that the amount to be waived has not yet been settled.

4. Influence on MTFG's business results

This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                      * * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136